FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 23, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 23, 2013	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
December 23, 2013

Below is the English version of our MOPS filing on December 23, 2013
Regulation: Published pursuant to Article 2-26 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1
Date of announcement: 2013/12/23
Time of announcement: 08:27:00
Subject: ASE Group (the Company) received the administration sanction letter from the Kaohsiung City Environment Protection Bureau (KEPB) on December 21, 2013
Date of events: 2013/12/23
To which item it meets: article 2 paragraph 26
Statement:
1. Date of occurrence of the event: 2013/12/23
2. Cause of occurrence: On December 21, 2013, the Company received an official letter (No. 10243758100) from KEPB that was sent out on December 20, 2013, and the administrative sanction letter (No. 30-102-120022) in connection with the Company’s alleged violation of the Water Pollution Control Act.  Pursuant to the administration sanction letter, the Company was fined in the amount of NT$110,064,517 and the operations at the Company's K7 plant's wafer-level process where nickel is used was ordered to be suspended.  The Company was also ordered to attend a compulsory 8-hour lecture on environmental protection.
3. Course and progression of handling of the matter: To fully comply with the administrative sanction letter, the Company has ceased the loading of wafers into the related production process in the K7 plant and commenced procedures to shut down the said wafer-level process safely.  The Company is also reviewing the contents of the abovementioned letter and administrative sanction letter from KEPB.
4. Anticipated possible loss: A fine of NT$110,064,517 and the loss due to the suspension of K7 plant's wafer-level process where nickel is used. (The potential impact is explained in the Company's public announcement on December 20, 2013.)
5. Amount of insurance indemnification that might be obtained: None
6. Status of remediation and future countermeasures: The Company will apply to resume normal operations pursuant to the Article 63 of the Water Pollution Control Act, and seek adequate legal remedy as soon as practicable.
7. Any other matters that need to be specified: None